SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

51145, INC.

COMMON STOCK

Not applicable.

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

August 26, 2005

_____________________________

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Joseph Blimline

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)	PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power	25,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	25,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	25,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	25%

(14) Type of Reporting Person:	IN

ITEM 1. SECURITY AND ISSUER.

51145, Inc.

781 Progress Court

Williamstown, Michigan 48895

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Joseph Blimline

(b)	Address:	781 Progress Court

Williamstown, Michigan 48895

(c)       Consultant for Carole Petroleum, LLC and Oracle Resources, Inc. and President. Chief Executive Officer and director of Issuer.

(d)	None.

(e)	None.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Joseph Blimline received 25,000 shares of 51145, Inc. pursuant to a stock purchase agreement with Scott Raleigh for $9,000.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer based on a sale of all of the shares of common stock by the sole shareholder of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Joseph Blimline’s securities interest in the Issuer represent 25% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement dated as of August 26, 2005 between Scott Raleigh and Jay Merkle, Eric Merkle, Craig Massey and Joseph Blimline filed with the Form 8-K on August 30, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: August 26, 2005
	/s/	Joseph Blimline
Joseph Blimline